

04003266

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 27 2004

SEC FILE NUMBER
8- 65282

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2003__ AND ENDING __12/31/2003__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Northwest Investment Advisors, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

9 S Washington St. STE 210
(No. and Street)

Spokane   **WA**   **99201**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin P. King   **509-252-4140**   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDirmid, Mikkelsen & Secrest, P.S.
(Name – if individual, state last, first, middle name)

926 W Sprague STE 300   **Spokane**   **WA**   **99201**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Kevin P. King_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Northwest Investment Advisors, Inc._ , as of _December 31_ , 20 _03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kevin P King
Signature

Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2003



James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

McDIRMID, MIKKELSEN & SECREST, P.S.

Certified Public Accountants

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Northwest Investment Advisors, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Northwest Investment Advisors, Inc. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Northwest Investment Advisors, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen & Secrest, P.S.

February 16, 2004
Spokane, Washington

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash	$	2,114
Segregated cash		372
Commissions receivable		3,971
Deposit with clearing agent		15,000
Property and equipment, net		5,711
		$ 27,168

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	4,923
Accrued payroll taxes		1,749
		$ 6,672

Stockholders' equity
Common stock, no par value:
    Authorized, issued and
        outstanding, 100,000 shares   41,000
Retained deficit   (20,504)

             20,496

             $ 27,168

*The accompanying notes are an integral
part of the finacial statements.*

NORTHWEST INVESTMENT ADVISORS, INC.

NOTES TO FINANCIAL STATEMENT

---

1. **The Company and Significant Accounting Policies:**

   The Company was incorporated under the laws of the State of Washington on February 25, 2000 for the purpose of operating as a dba and offering securities through Linsco Private Ledger. Effective October 1, 2002 the Company registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is engaged in a single line of business as a securities broker/dealer, which comprises several classes of services, including principle transactions, agency transactions, and insurance. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The office is located in Spokane, Washington.

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

   Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade-date basis.

   Property and equipment are recorded at cost. Depreciation is computed using the straight line and accelerated methods over estimated useful lives of three to seven years.

   The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, under those provisions, the Company does not pay federal corporate income taxes on its taxable income.

2. **Segregated Cash:**

   The Company maintains a central registration depository (CRD) account which is used for fees charged to the Company by the NASD. There is no minimum balance required in this reserve account. At December 31, 2003, the balance was $372.

Continued

3. **Property and Equipment:**

Property and equipment as of December 31, 2003 is summarized as follows:

Office equipment	**$20,480**
Software	**9,721**
	30,201
Less accumulated depreciation	**24,490**
	$ 5,711

4. **Net Capital Requirements:**

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $14,785 at December 31, 2003. The Company's net capital ratio was .45 to 1 at December 31, 2003.

5. **Commitments:**

The Company leases its office space under a non-cancelable lease agreement. The terms of the lease are personally guaranteed by the stockholders. The lease expires December 1, 2007, and includes an inflationary clause that increases rental payments annually based on the annual increase in the Consumer Price Index. Future minimum payments under the lease agreement are as follows:

Years ending December 31,	Total
2004	$ 19,136
2005	19,136
2006	19,136
2007	19,136
	$ 76,544

Continued

NORTHWEST INVESTMENT ADVISORS, INC.

NOTES TO FINANCIAL STATEMENT, *Continued*

6. **Financial Information:**

The statement of financial condition of the annual audit report as of December 31, 2003, is available for examination at the offices of Northwest Investment Advisors, Inc. and at the Seattle Regional office of the Securities and Exchange Commission.